EXHIBIT 99.1

Yamana Gold Reports Third Quarter Cash Flows From Operating Activities of $157.4 Million, Increases Earnings, and Lowers Debt; Cash Flows Significantly Exceed the Average of the Three Preceding Quarters

TORONTO, Oct. 24, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the third quarter of 2019. The Company posted strong quarterly earnings and free cash flow and significantly improved financial flexibility with the retirement of $800.0 million of debt during the quarter. GEO ("gold equivalent ounces") production was in line with plan at costs in line with expectations.

Third quarter highlights:

  Net earnings attributable to Yamana equity holders of $201.3 million or $0.21 per share basic and diluted compared to a net loss of $81.3 million or $(0.09) per share basic and diluted a year earlier.(1)
  Adjusted net earnings(2) of $49.5 million or $0.05 per share basic and diluted compared to adjusted net earnings of $23.6 million or $0.02 per share basic and diluted a year earlier.
  Cash flows from operating activities of $157.4 million, cash flow from operating activities before net change in working capital(2) of $152.4 million, and net free cash flow(3) of $99.9 million.
  Cash flows exceeded the average of the three preceding quarters as follows:
  °  Cash flows from operating activities exceeded the average by 72%.
  °  Cash flows from operating activities before net change in working capital exceeded the average by 22%.
  °  Net free cash flow(3) exceeded the average by 36%.
  GEO(2)(4) production from Total Yamana(5) of 238,623, including 209,923 ounces of gold and 2.48 million ounces of silver.
  Total Yamana cash costs(2) were $678 per GEO and all-in sustaining costs (“AISC”)(2) were $1,039 per GEO.
  Gross debt decreased by $800.6 million in the quarter, resulting in a decrease in net debt(6) of $810.3 million, to $948.9 million.
  Significantly increased mineral reserves and mineral reserve grade at Jacobina and reported strong growth in total contained and future potential ounces.
  Discovery of East Gouldie, a new mineralized zone at the Canadian Malartic mine.
	Three months ended September 30
(In millions of United States Dollars)	2019	2018
Net Free Cash Flow(2)	$99.9	$49.1
Free Cash Flow before Dividends and Debt Repayments(2)	$29.4	$(19.7)
Decrease (Increase) in Net Debt(2)	$810.3	$(73.9)

(All amounts are expressed in United States Dollars unless otherwise indicated.)
(See end notes on page 10)

“Our operations continued to show strong performance during the third quarter," said Daniel Racine, President and Chief Executive Officer of Yamana. "We expect that to continue through the fourth quarter — historically our strongest — and beyond. This will have added financial benefits, including increased free cash flow, a stronger balance sheet, and greater financial flexibility to reinvest in the business, deliver growth, and increase  returns.”

Net earnings attributable to the Company's equity holders in the quarter were $201.3 million or $0.21 per share basic and diluted, compared to a net loss of $81.3 million or $0.09 per share basic and diluted a year earlier. Net earnings during the quarter were impacted by certain items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. The most notable item is a $273.1 million gain related to the sale of the Chapada mine. A summary of these items can be found on page 3 of this press release.

Cash flow from operating activities increased markedly during the quarter to $157.4 million, a 72% increase over the previous three quarter average. Cash flows from operating activities before net change in working capital rose to $152.4 million, a 22% increase from the previous three quarter average, while net free cash flow(3) of $99.9 million was 36% higher than the previous three quarter average and more than double the $49.1 million generated in the third quarter of 2018. The change was largely driven by higher gross margins due to favourable metal price increases with stable costs across Yamana mines and a positive net change in working capital.

Cash costs during the quarter of $678 per GEO were relatively stable in relation to the first half of 2019, while AISC increased to $1,039 per GEO. The higher AISC was driven by the Company's decision to increase exploration spend and concentrate sustaining capital spend in the second half of the year. The increase in exploration spend allows the Company to build on the robust drilling results being obtained across the Company's operations while the increase in sustaining capital spend supports the highest quarterly rates of mining and production during the fourth quarter, and it improves access and flexibility in mining operations for 2020. Quarterly production from Yamana mines(7) is historically strongest during the fourth quarter — a trend that is expected to continue in the fourth quarter of 2019 and bring costs into line with the Company's annual guidance.

In particular, operating costs are expected to be favourably impacted by strong fourth quarter performance  from the El Peñón and Minera Florida mines, primarily from grade improvements compared to prior quarters. In addition, at Cerro Moro, four underground mines are expected to be in development and production during the fourth quarter, including the commencement of stope production from the Zoe high-grade underground mine.  These underground mines are expected to also enhance mine flexibility and efficiency. Furthermore, Jacobina, which exceeded its production plan once again in the latest quarter, is well positioned to meet or modestly exceed increased annual production guidance of 152,000 GEO.

Unitary costs were in line with expectations of plan and guidance, with AISC for the nine months ended September 30, 2019, at $967 per GEO.

Net debt(6) decreased by $810.3 million during the quarter to $948.9 million. The decline primarily reflects the retirement of $800.0 million of debt announced in August 2019. This debt retirement was concluded ahead of schedule providing a catalyst for further debt reduction from interest savings and free cash flow generation. The Company’s primary focus is now on further increasing free cash flows and building its cash balance.

The Company's balance sheet as of September 30, 2019, included cash and cash equivalents of $99.9 million and available credit of $750.0 million, for total available liquidity of $849.9 million.

(See endnotes on page 10)

Summary of Certain Non-Cash and Other Items Included in Net Earnings

(In millions of United States Dollars, except per share amounts, totals may not add due to rounding, unaudited)	Three Months Ended September 30
	2019	2018
Non-cash unrealized foreign exchange losses	$17.1	$7.4
Share-based payments/mark-to-market of deferred share units	9.0	1.2
Mark-to-market losses on derivative contracts, investments and other assets	1.6	6.1
Gain on sale of subsidiaries and other assets	(284.6)	—
Share of one-off provision recorded against deferred income tax assets of associate	13.0	—
Impairment of mining and non-operational mineral properties	—	89.0
Financing costs paid on early note redemption	35.0	—
Other provisions, write-downs and adjustments	28.8	11.8
Non-cash tax on unrealized foreign exchange losses	36.7	78.6
Income tax effect of adjustments	(0.8)	(2.0)
One-time tax adjustments	(7.6)	(87.2)
Total adjustments - (decrease) increase to earnings attributable to Yamana equity holders	$(151.8)	$104.9
Total adjustments - (decrease) increase to earnings per share attributable to Yamana equity holders	$(0.16)	$0.11

Note: For the three months ended September 30, 2019, net earnings attributable to Yamana equity holders would be adjusted by a decrease of $151.8 million (2018 – increase of $104.9 million).

STRATEGIC DEVELOPMENTS

Jacobina, Brazil

During the quarter, the Company announced increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, versus year-end 2018. This movement is in addition to overall mineral reserve grade growth in 2018, which when combined with the mid-year update, represents a 5.3% increase from year-end 2017.

This increase in mineral reserves and mineral reserve grade supports annual gold production above 170,000 ounces, which was previously guided as the target after the completion in mid-2020 of Phase 1 of the mine's planned expansion. This first phase involves a modest plant optimization to a sustainable throughput level of 6,500 tonnes per day ("tpd").

The increase also further supports the potential for Phase 2, where production is expected to increase above 225,000 ounces per year, with a likely scenario for plant throughput in the range of 7,500 tpd to 8,500 tpd, while maintaining gold recoveries of between 96%-97%.

A pre-feasibility study (“PFS”) to identify optimum mining and processing expansion scenarios, evaluate project economics, and determine a project development schedule, including the timing for permit applications, is expected to be completed in the first quarter of 2020. Investment for Phase 2 is expected to occur mostly in 2021 and 2022 with the objective of being at the higher throughput level at the beginning of 2023. No expansionary capital will be committed to the plant expansion until the PFS is completed. The Company’s hurdle requirement for expenditure on the Phase 2 expansion is an after-tax internal rate of return ("IRR") exceeding 15%. The decision to proceed with the investment will be driven by the expansion of the plant throughput, thus bringing forward cash flows but also an extension of mine life from continued exploration success and improvements to Jacobina’s average mineral reserve grade, which would support the investment decision.

Furthermore, during the quarter, the Company announced positive exploration results. The Canavieiras and Morro do Vento sectors continue to provide high grade, wide intervals of mineralization indicating excellent potential for mineral reserve and mineral resource growth at grades better than current life of mine grades. The João Belo area demonstrated excellent potential for long-term mineral resource growth immediately adjacent to the existing João Belo mine, historically the most important producer at Jacobina.

For further details, please refer to the Company's September 5, 2019, press release, "Yamana Gold Increases Reserve Grade, Significantly Increases Reserves and Announces Further Positive Exploration Results at Jacobina Mine."

In the prior quarter, the Company increased guidance for Jacobina to 152,000 ounces from 145,000 ounces, representing an approximate 5% increase. The Company is well positioned to meet or modestly exceed this revised target.

Expansion opportunities at Canadian Malartic, Canada

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie as well as the Odyssey, East Malartic, Sladen, Sheehan, and Rand zones. These opportunities have the potential to provide new sources of mineralization for the Canadian Malartic mill. These are mostly underground zones, the mineralization from which would initially displace a portion of the lower grade open pit mineralization thereby increasing production and extending mine life. Access for additional underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018.

Drilling at East Gouldie has yielded a number of positive intercepts, and results indicate that the East Gouldie, East Malartic, and Sladen zones are converging at depth, increasing the level of confidence in the economic potential of overall mineral resources below 1,000 meters. These results contributed to the new disclosure of updated mineral resource figures for East Malartic at year-end 2018. Further definition and exploration drilling will also test the high potential area between the Odyssey and East Gouldie zones, located under and east of the current open pit operations.

For further details please see the Company's September 9, 2019, press release "Yamana Gold Provides Exploration Update on the Canadian Malartic Mine; Announces Discovery of East Gouldie Zone."

Agua Rica, Argentina

The Company continues to advance its alternatives for the development of the Agua Rica project and pursuant to the previously announced integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina ("the Integrated Project"). Yamana, Glencore International AG, and Newmont Goldcorp Inc. (collectively the “Parties”) established a technical committee to direct the advancement of the Integrated Project. The technical committee oversaw the PFS for the Integrated Project, which was completed in mid-2019.

The integration significantly de-risks the development of Agua Rica due to the ability to rely on the current Alumbrera plant and infrastructure, which was previously identified as a principal risk of development of the project. Furthermore, the risk of obtaining permitting for tailings is also curtailed due to the ability to integrate, as is the environmental footprint of the project.

On July 19, 2019, the Company announced positive PFS results that underscored Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality, low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders, local communities, and stakeholders.

The PFS highlights include a long mine life of 28 years, annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production, cash costs decreased to $1.29 per pound, AISC decreased to $1.52 per pound for the first 10 years of production, net present value (“NPV”) increased to $1.935 billion and an increased IRR of 19.7%(ii). Furthermore, proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 12% to 7.4 million ounces.

(i) Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions:   $6,614 per tonne of copper ($3 per pound), $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii) Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and  using an 8% discount rate.

During the second half of 2019, the Parties are advancing studies to optimize the project in preparation for a planned feasibility study in 2020. Any additional upside opportunities for the project that will be considered as part of the feasibility study will be taken into account. The project represents exceptional value across many fronts already, which is expected to improve with the upside opportunities.

Closing of Chapada Sale, Monetization of Gold Price Instrument, Related Consideration Updates

On July 5, 2019, the Company completed the sale of the Chapada mine. The Company received the initial upfront cash consideration of $800.0 million on closing. Additional consideration includes a cash payment contingent on the development of a pyrite roaster at Chapada, a 2% net smelter return (“NSR”) royalty on the Suruca gold project in the Chapada complex, and the right to receive additional cash consideration ( the “Gold Price Instrument”) of up to $125 million based on the price of gold over the five-year period from the date of closing.

The Gold Price Instrument was structured as a separate monetizable asset that Yamana had the right to sell at any time. The Company exercised this right during the third quarter, divesting the gold price instrument in a competitive bidding process to a financial institution for $65.5 million in cash.

The decision to monetize the gold price instrument followed an in-depth analysis by the Company to determine the fair value of the gold price instrument. This analysis factored in consensus views of long-term gold price, forward curves, the probability of gold prices being within the prescribed ranges based on observed volatility, and discounting the value of the instrument for time-value at rates commensurate to the risk of the instrument. The Company concluded that the value of the gold price instrument would be incorrectly stated as merely the present value of the maximum fair payment — a conclusion that was corroborated during the bidding process.

The Company estimates that upon the signing of the agreement to sell Chapada in April 2019 the fair value of the gold price instrument was approximately $35 million based on the aforementioned criteria. On July 5th, the date of the recognition of the instrument, the fair value was $54 million based on the aforementioned criteria. Based on its analysis, the Company determined that it was prudent to monetize the gold price instrument, as the $65.5 million in cash consideration represents immediate recognition of nearly three years of the maximum payment under the instrument — a value that due to gold price volatility may never have been received.

The Company is currently evaluating additional opportunities to monetize its royalty portfolio, including the recently received NSR on the Suruca project. As studies and evaluation of the project continue, the potential at Suruca, particularly for sulfides, is expected to increase.

EXPLORATION

Yamana continues its exploration programs at its existing operations. As announced during the second quarter, the Company has increased its exploration spending for the remainder of the year by approximately $10.0 million, with a goal of further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans are focused on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade, mineral resources, and mine life at Jacobina and Canadian Malartic to allow increases in production at low costs. In particular, at Jacobina, over the course of the year, exploration spend is being allocated to support the planned expansion. The program is targeting new mineral reserves at a grade of 3.0 grams per tonne or better. Exploration updates for El Peñón and Minera Florida will be provided during the fourth quarter of 2019.

KEY STATISTICS

Key operating and financial statistics for the third quarter 2019 are outlined in the following tables.

Financial Summary

	Three Months Ended September 30
(In millions of United States Dollars, except for per share and per unit amounts, unaudited)	2019	2018
Revenue	$357.8	$424.7
Cost of sales excluding depletion, depreciation and amortization	(163.4)	(241.4)
Depletion, depreciation and amortization	(112.6)	(109.4)
Total cost of sales	$(276.0)	$(350.8)
Mine operating earnings	81.8	73.9
General and administrative expenses	(21.8)	(20.7)
Exploration and evaluation expenses	(1.8)	(2.5)
Net earnings (loss) attributable to Yamana equity holders	201.3	(81.3)
Net earnings (loss) per share - basic and diluted (i)	0.21	(0.09)
Cash flow generated from operations after changes in non-cash working capital	157.4	64.5
Cash flow from operations before changes in non-cash working capital	152.4	86.6
Revenue per ounce of gold	1,481	1,208
Revenue per ounce of silver	17.73	15.16
Average realized gold price per ounce	$1,473	$1,213
Average realized silver price per ounce	$17.10	$15.16

(i) For the three months ended September 30, 2019, the weighted average numbers of shares outstanding was 950,413,054 (basic) and 951,944,355 (diluted).

Production, Financial and Operating Summary

Costs	Three Months Ended September 30
(In United States Dollars)	2019	2018
Per GEO sold - Yamana mines (i)
Total cost of sales	$1,148	$1,115
Cash Costs	$674	$694
AISC	$1,034	$1,009
Per GEO sold - Total Yamana (ii)
Total cost of sales	$1,152	$1,048
Cash Costs	$678	$698
AISC	$1,039	$988

(i) Yamana Mines includes those mines in the Company's portfolio as of September 30, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.
(ii) Total Yamana includes Yamana Mines; and Chapada, and Gualcamayo, which were divested in July 2019 and December 2018, respectively.

	Three Months Ended September 30
Gold Ounces	2019	2018
Canadian Malartic (50%)	81,572	88,603
Jacobina	40,157	35,368
Cerro Moro	26,120	38,083
El Peñón	42,713	35,746
Minera Florida	17,590	21,909
Chapada	1,771	27,080
Gualcamayo	—	22,054
TOTAL	209,923	268,843

	Three Months Ended September 30
Silver Ounces	2019	2018
Cerro Moro	1,388,220	1,656,550
El Peñón	1,095,935	892,461
TOTAL	2,484,155	2,549,011

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s third quarter 2019 Management’s Discussion & Analysis and Financial Statements, which have been filed on SEDAR and are also available on the Company’s website.

The Company will host a conference call and webcast on Friday, October 25, 2019, at 9:00 a.m. ET.

Third Quarter 2019 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	6784586#

The conference call replay will be available from 12:00 p.m. ET on October 25, 2019, until 11:59 p.m. ET on November 15, 2019.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

End Notes

(1) Earnings for the three months ended September 30, 2019, were positively impacted by $151.8 million of items that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, the most notable of which was the gain on the sale of Chapada for $273.1 million . For a complete list of adjustments, refer to 'Section 3: Review of Financial Results' in the Company's Management Discussion and Analysis ("MD&A").
(2) The Company has included certain non-GAAP performance measures in this press release. Detailed reconciliations for the cash flow metrics can be found at the end of this press release.
(3) A cautionary note regarding non-GAAP performance measures is included in 'Section 10: Non-GAAP Performance Measures' of the Company's MD&A. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
(4) GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 86.79:1 for the third quarter. The GEO ratio is calculated based on average market prices.
(5) Total Yamana production for the third quarter of 2019 includes production from all Yamana mines, and production from Chapada prior to divestment on July 5, 2019.
(6) A cautionary note regarding non-GAAP performance measures is included in 'Section 10: Non-GAAP Performance Measures' of the Company's MD&A.
(7) Yamana mines include those mines in the Company's portfolio as of September 30, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón, and Minera Florida.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the outcome of various planned technical studies, production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7.  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash Costs per GEO sold;
  All-in Sustaining Costs per GEO sold;
  Net Debt;
  Net Free Cash Flow;
  Average Realized Price per ounce of gold/silver sold; and
  Adjusted Earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three months ended September 3o, 2019.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold, Cash Costs per pound of copper sold, AISC per GEO sold and AISC per pound of copper sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. In the case of Chapada, costs directly attributable to GEO and copper will be allocated on that attributable basis. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.
  Cash Costs of copper - Attributable copper sales costs, divided by commercial copper pounds sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.
  AISC per pound of copper - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to GEO or copper production activities.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt at September 30, 2019 and December 31, 2018 is provided in Section 10: of the MD&A for the three months ended September 30, 2019, which has been filed on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow are not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period. Free Cash Flow further deducts remaining capital expenditures and payments for lease obligations. A reconciliation of Net Free Cash Flow is provided in Section 10: of the MD&A for the three months ended September 30, 2019 and comparable period of 2018 which has been filed on SEDAR.

Net Free Cash Flow Reconciliation	Three months ended September 30
(In millions of United States Dollars)	2019	2018
Cash flows from operating activities before income taxes paid and net change in working capital	$161.9	$104.5
Income taxes paid	$(9.5)	$(17.9)
Cash flows from operating activities before net change in working capital	$152.4	$86.6
Net change in working capital	$5.0	$(22.1)
Cash flows from operating activities	$157.4	$64.5
Adjustments to operating cash flows:
Unearned revenue recognized on copper prepay, streaming arrangements and other net of advance payments received	$6.4	$46.5
Other payments	$8.3	$6.8
Non-discretionary items related to the current period
Sustaining capital expenditures	$(38.6)	$(52.8)
Interest and other finance expenses paid	$(33.6)	$(15.9)
Net free cash flow	$99.9	$49.1

Free Cash Flow before Dividends and Debt Repayment Reconciliation	Three months ended September 30
(In millions of United States Dollars)	2019	2018
Cash flows from operations	$157.4	$64.5
Cash flows used in capital expenditures	(82.7)	(102.6)
Cash flows used in other investing activities	(8.8)	(15.1)
Interest and other finance expenses paid	(33.6)	(15.9)
Payment of lease liabilities	(5.1)	—
Cash (used in) from other financing activities	(5.3)	1.7
Effect of foreign exchange of non-USD denominated cash	1.1	1.2
Payments or inflows not reflective of current period operations:
Unearned revenue recognized on copper prepay, streaming arrangements and other net of advance payments received	6.4	46.5
Free Cash Flow Available for Dividends and Debt Repayments	$29.4	$(19.7)

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound. Reconciliations of average realized metal prices to revenue are provided in Section 10: of the MD&A for the three months ended September 30, 2019 and comparable period of 2018 which has been filed on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital, normalized due to copper advanced sales program — excludes the impact due to the copper advanced sales program payments and deliveries that results in timing differences between the cash payment and delivery.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.